Orion Engineered Carbons S.A.
Société anonyme
Registered office: 15, rue Edward Steichen
L-2540 Luxembourg
R.C.S. Luxembourg: B 160.558

Convening Notice FOR THE General Meetings of Shareholders of Orion Engineered Carbons S.A. to be held on April 15, 2015

Dear Shareholders of Orion Engineered Carbons S.A. (the “Shareholders”),

The Board of Directors (the “Board of Directors”) of Orion Engineered Carbons S.A., a société anonyme with a registered office at 15, rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register under registration number B 160.558, and with a total number of 59,365,126 shares (the “Common Shares”), of which all are entitled to vote (the “Company”), hereby convenes, in accordance with the provisions of article 10 of the articles of association of the Company, two general meetings of Shareholders (the “General Meetings”):

The annual general meeting of the Shareholders (first general meeting) will be held through private deed and convene on Wednesday April 15, 2015 at 10:00 A.M. CET, at the offices of Arendt & Medernach SA at:

8 rue Albert Borschette L-1246 Luxembourg, Grand Duchy of Luxembourg

and will have the following agenda (the “Annual General Meeting”):

Agenda of the Annual General Meeting:

1)
Presentation of the management report by the Board of Directors and the reports of the independent auditor of the Company in relation to the annual accounts and the consolidated financial statements of the Company for the financial year ended on December 31, 2014.

2)	Approval of the annual accounts of the Company for the financial year ended on December 31, 2014.

3)	Approval of the consolidated financial statements of the Company for the financial year ended on December 31, 2014.

4)
Allocation of results, approval of the payment by the Company on December 22, 2014 of the interim dividend in the amount of EUR 40 million and approval of a distribution of a dividend in the aggregate amount of EUR 10 million in the second quarter of 2015.

5)	Discharge of the Board of Directors and of the independent auditor of the Company for the financial year ended on December 31, 2014.

6)
Appointment of an independent auditor of the Company (Réviseur d’Entreprises) for the purposes of the annual accounts and the consolidated financial statements of the Company for the financial year ended on December 31, 2015.

7)	Decisions on the compensation that shall be paid to the Board of Directors for the time period until the next annual general meeting.

The extraordinary general meeting of the Shareholders (second general meeting) will be held through notary deed and convene on Wednesday April 15, 2015 at 1:30 P.M. CET, at the offices of

Arendt & Medernach SA at

8 rue Albert Borschette L-1246 Luxembourg, Grand Duchy of Luxembourg

and will have the following agenda (the “Extraordinary General Meeting”):

Agenda of the Extraordinary General Meeting:

1)	Change of the Company’s registered office from the city of Luxembourg, Grand Duchy of Luxembourg to Niederanven, Grand Duchy of Luxembourg.

2)	Amendment of article four of the articles of association of the Company to effect the change in the location of the Company’s registered office.

Important information concerning procedures for attendance and voting at the General Meetings, the record date for the General Meetings and other relevant matters relating to the General Meetings is set forth in this convening notice below. You are urged to read the following pages carefully and to follow the procedures set forth herein for casting your vote at the General Meetings.

Orion Engineered Carbons S.A.
The Board of Directors

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The Company is a foreign private issuer under the United States federal securities laws, and as such is not subject to those provisions of United States federal securities laws, and of the rules and regulations of the United States Securities and Exchange Commission, relating to the holding of shareholder meetings, including the form and contents of proxy statements and proxy cards. Accordingly, this convening notice does not contain all the disclosures typically found in a proxy statement prepared in accordance with United States federal securities laws.

Procedures for Voting and Attendance at the General Meetings

The Company urges you to cast your vote at the General Meetings by completing, signing, dating and returning the proxies made available by the Company for use at the General Meetings in accordance with the instructions below.

Only holders of record of the Common Shares outstanding on March 9, 2015 (the “Record Date”) at 11:59 P.M. CET are entitled to attend and vote at the General Meetings.

Each Shareholder is entitled to one vote per share for each Common Share held of record by such Shareholder as of the Record Date, on each matter submitted to a vote at the General Meetings. All Common Shares represented by proxies duly executed and received by 11:59 P.M. CET on April 10, 2015 (the “Voter Deadline”) will be voted at the applicable General Meeting in accordance with the terms of the proxies. If no choice is indicated on the proxy, the proxyholders will vote in favor of all proposals described in this convening notice. If any other item is properly brought on the Agenda on the Annual General Meeting and/or Extraordinary General Meeting under our articles of association or Luxembourg law, the proxies will be voted in accordance with the best judgment of the proxyholders. In general, only those items appearing on this convening notice and agenda for the Annual General Meeting can be voted on at the Annual General Meeting. A Shareholder may revoke a proxy by submitting a document revoking it prior to the Voter Deadline, by submitting a duly executed proxy bearing a later date prior to the Voter Deadline or by attending the applicable General Meeting and voting in person.

You may cast your vote at the General Meetings by marking, signing and dating the applicable proxy card and returning them in the envelope we have provided or returning them in another envelope, postage prepaid, to American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219-9821 U.S.A. Proxy cards that are mailed must be received by American Stock Transfer & Trust Company, LLC at the above address by no later than the Voter Deadline. No postage is required for mailing of the enclosed envelope in the United States. We will bear the cost of soliciting proxies in relation to the matters to be voted on at the General Meetings.

If you hold your Common Shares through a bank, brokerage firm or other agent and do not give instructions to your bank, brokerage firm or other agent as to how your shares should be voted at the General Meetings, the Common Shares that you hold through a bank, brokerage firm or other agent will not be voted at the applicable General Meeting. We therefore urge all Shareholders who hold their shares through a bank, brokerage firm or other agent to promptly vote their Common Shares in accordance with the instructions provided by their bank, brokerage firm or other agent.

Some of our directors, executive officers and employees may solicit proxies in person or by mail, telephone, fax or email, but will not receive any additional compensation for these services. We may reimburse brokers and others for their reasonable expenses in forwarding proxy solicitation material to the beneficial owners of our Common Shares. We may retain a proxy solicitation firm to assist in the solicitation of proxies for the General Meetings.

Each Shareholder of record who holds one or more Common Shares on the Record Date shall be admitted to participate and vote in the General Meetings. A holder of Common Shares held through an operator of a securities settlement system or recorded as book-entry interests in the accounts of a professional depositary, who wishes to attend the General Meetings should receive from such operator or depositary a certificate certifying (i) the number of Common Shares recorded in the relevant account on the Record Date and (ii) that such Common Shares are blocked until the closing of the applicable General Meeting. The certificate should be submitted to the Company no later than the Voter Deadline. If you plan to attend one or both General Meetings, you are kindly requested to notify the Company thereof before the Voter Deadline in writing by post to the registered office of the Company located at 15, rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg, or by fax to +1-832-445-3335, or by email to investor-relations@orioncarbons.com. The Shareholders are kindly requested to provide their name, address and telephone number and any other necessary materials.

Admittance of Shareholders and acceptance of written voting proxies shall be governed by Luxembourg law.

Right to Put Items on the Agendas of the General Meetings and to Table Draft Resolutions

One or more Shareholders of record holding at least 10% of the Common Shares may put items on the agenda of the General Meetings, provided that each such item is accompanied by a justification or a draft resolution to be adopted in the General Meetings. If you plan to put items on the agenda of a General Meeting, you must notify the Company thereof before April 8, 2015 in writing by post to Orion Engineered Carbons S.A. 15, rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg, or by fax to +1-832-445-3335, or by email to investor-relations@orioncarbons.com. Shareholders are kindly requested to provide their name, address and telephone number.

Quorum/Majority

The Annual General Meeting will deliberate validly regardless of the number of Common Shares present or represented by proxy.

Resolutions will be adopted by a simple majority of the votes validly cast at the Annual General Meeting.

The Extraordinary General Meeting will only deliberate validly if at least half of the share capital is present or represented. Should the quorum of half of the share capital not be met, then in accordance with article 67-1 of the Luxembourg law of 10th August 1915 on commercial companies, as amended, a second extraordinary general meeting of Shareholders may be convened, by means of notices published twice, at fifteen (15) days interval at least and with the second notice to be published fifteen (15) days before the meeting. The second meeting shall validly deliberate regardless of the proportion of the capital represented.

Resolutions will be adopted by a majority of at least two-thirds of the votes validly cast at the Extraordinary General Meeting.

Documents

Copies of the full and unabridged text of the documents to be submitted to the General Meetings together with draft resolutions proposed pursuant to agendas of the General Meetings will be made available on the Company’s website or may be requested in writing by post to Orion Engineered Carbons S.A. 15, rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg, or by fax to +1-832-445-3335, or by email to investor-relations@orioncarbons.com.

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Explanation of Proposals of the Board of Directors with regard to the Agenda of the Annual General Meeting:

1)
Presentation of the management report by the Board of Directors and the reports of the independent auditor of the Company in relation to the annual accounts and the consolidated financial statements of the Company for the financial year ended on December 31, 2014.

The consolidated financial statements together with the report of the independent auditor on such annual accounts will be made available on the Company’s website and at the registered office of the Company at least 15 days before the Annual General Meeting. Copies of the annual accounts and the relevant audit report shall also be sent to Shareholders of record in accordance with article 73 of the Luxembourg law of 10th August 1915 on commercial companies, as amended (the “Law”).

2)	Approval of the annual accounts of the Company for the financial year ended on December 31, 2014.

The Board of Directors proposes that the annual accounts of the Company for the financial year ended on December 31, 2014 be approved, after due consideration of the report from the independent auditor on such annual accounts.

3)	Approval of the consolidated financial statements of the Company for the financial year ended on December 31, 2014.

The Board of Directors proposes that the consolidated financial statements of the Company for the financial year ended on December 31, 2014 be approved, after due consideration of the report from the independent auditor on such consolidated financial statements.

4)
Allocation of results, approval of the payment by the Company on December 22, 2014, of the interim dividend in the amount of EUR 40 million, and approval of a distribution of a dividend in the aggregate the amount of EUR 10 million in the second quarter of 2015.

The Board of Directors proposes (i) the acknowledgement of a profit of the Company in the amount of EUR 3,598,090.46, (ii) the allocation of such amount to the reserves (iii) the approval of the distribution of a dividend for the year ended on December 31, 2014, in the aggregate amount of EUR 0.8384320341672457 per Common Share, which represents a total aggregate amount of EUR 50,000,000 (the ”2014 Dividend”) and which includes (a) the interim dividend of EUR 0.6707456273337965 per Common Share in the total amount of EUR 40,000,000 that has been paid on December 22, 2014 and (b) an aggregate cash distribution of EUR 10,000,000 (or EUR 0.1676864068334491 per Common Share based on the number of Common Shares outstanding on the date hereto), to be paid on April 20, 2015, (the ”Remaining Dividend”), (iv) that the 2014 Dividend be drawn from the share premium reserve of the Company and (v) to authorize the Board of Directors to determine or amend, in its discretion, the terms and conditions of the Remaining Dividend payment so approved.

If approved by the Shareholders, the Remaining Dividend will be paid on April 20, 2015. The record date for the Remaining Dividend will be April 6, 2014. The Remaining Dividend with respect to Common Shares held in book-entry form through the facilities of The Depository Trust Company will be paid entirely in U.S. Dollars, at the official U.S. Dollar/Euro exchange rate reported by the European Central Bank on April 2, 2015.

As of the date of this convening notice, the annual accounts have not yet been closed. The Company will announce the closing of the annual accounts, and the amount of profit or loss proposed to be acknowledged promptly upon the closing of the annual accounts and at least 15 days before the Annual General Meeting. The consolidated financial statements together with the report of the independent auditor on such annual accounts will be made available on the Company’s website and at the registered office of the Company at such time.

If approved by the Shareholders, the Remaining Dividend will be paid on April 20, 2015. The record date for the Remaining Dividend will be April 6, 2015. The Remaining Dividend with respect to Common Shares held in book-entry form through the facilities of The Depository Trust Company will be paid entirely in U.S. Dollars, at the official U.S. Dollar/Euro exchange rate reported by the European Central Bank on April 2, 2015.

5)	Discharge of the Board of Directors and independent auditor of the Company for the financial year ended on 31 December 2014.

In accordance with the Law, upon approval of the Company’s annual accounts and consolidated financial statements, the Shareholders present at the Annual General Meeting must vote as to whether the members of the Board of Directors for the financial year ended on December 31, 2014 shall be discharged from any liability in connection with the management of the Company’s affairs during such period, as well as whether the independent auditor shall be discharged from any liability in connection with the audit of the Company’s financial accounts during such period.

The Board of Directors recommends that the Shareholders approve granting discharge to the members of the Board of Directors and independent auditor for the financial year ended on December 31, 2014.

6)
Appointment of an independent auditor (Réviseur d’Entreprises) for the purposes of the annual accounts and the consolidated financial statements of the Company for the financial year ending on December 31, 2015.

The Board of Directors proposes that Ernst & Young shall be appointed as independent auditor of the Company for the financial year ending on December 31, 2015.

7)	Determination of the compensation that shall be paid to the Board of Directors for the period ending on the next annual general meeting.

The Board of Directors proposes that the total compensation for the Board of Directors for the period from the date of the Annual General Meeting until the next annual general meeting to be held in 2016 in order to approve the annual accounts of the Company for the financial year ending December 31, 2015 shall amount to EUR 670,000 to be paid in cash and/or equity based awards (based on the grant date fair market value of such awards), as determined by the Board of Directors from time to time.

Explanation of Proposals of the Board of Directors with regard to the Agenda of the Extraordinary General Meeting:

1)	Change of the Company’s registered office from the city of Luxembourg, Grand Duchy of Luxembourg to the municipality of Niederanven, Grand Duchy of Luxembourg.

The Board of Directors proposes that the Company’s registered office be moved from the city of Luxembourg, Grand Duchy of Luxembourg to the municipality of Niederanven, Grand Duchy of Luxembourg.

2)	Amendment of article four of the articles of association of the Company to effect the change in the location of the Company’s registered office.

The Board of Directors proposes that article four of the Company’s articles of association be amended to effect the change in location of the Company’s registered office as follows:

“4.1    The Company`s registered office is established in the municipality of Niederanven, Grand Duchy of Luxembourg.

4.2    Within the same municipality, the Company`s registered office may be transferred by a resolution of the board of directors of the Company (the “Board of Directors”).

4.3    It may be transferred to any other municipality in the Grand Duchy of Luxembourg by means of a resolution of the General Meeting of Shareholders, adopted in the manner required for an amendment of these articles of association.

4.4    Branches or other offices may be established either in the Grand Duchy of Luxembourg or in another country by a resolution of the Board of Directors.”

For information:
Orion Engineered Carbons S.A.
Investor-relations@orioncarbons.com